Bangkok Bank
ธนาคารกรุงเทพ

04010302

February 27, 2004

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the resolutions of the Board of Directors and the 2003 audited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

3/5

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

File No. 82-4835

Bangkok Bank
ธนาคารกรุงเทพ

Ref : SSD./REG. 0258/2004

February 26, 2004

Re : Resolutions of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the meeting No. 2/2547 of the Board of Directors of Bangkok Bank Public Company Limited (the "Bank") held on February 26, 2004, at which the Board had adopted the following resolutions:

1. Approved that there be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2003 and that such matter be proposed to the shareholders meeting for consideration.

2. Approved that other reserve funds in the amount of Baht 63,266,975,948, legal reserve in the amount of Baht 11,544,800,000 and share premium reserve in the amount of Baht 25,775,746,339, respectively, be transferred in order to offset for the accumulated losses of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004 and that such matter be proposed to the shareholders meeting for consideration.

3. Resolved that the shareholders meeting reconsider resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities owing to the regulations prescribed by the Securities and Exchange Commission requiring that any resolution on the issuance or offer for sale of shares or certain types of securities be obtained not more than one year prior to the date of an application for permission to issue such shares or securities and that such resolutions of the Bank be cancelled and the following proposed allocation of shares and issuance of various types of securities be considered:

3.1 Allocation of shares as follows:

3.1.1 Allocation of 1,239,502,106 ordinary shares for offer and sale to general public (as well as the securities company licensed to carry on securities underwriting business which has been appointed as underwriter of the Bank's shares and entrusted with the duty to procure over-allotment shares as defined in the relevant notification of the Securities and Exchange Commission), including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

In the case where there are ordinary shares remaining after such allocation, the Board of Directors or the Executive Board of Directors or any person designated by either of them shall be empowered to allocate such remaining shares to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission and/or any or several of the existing shareholders and/or the directors and employees of the Bank as appropriate.

3.1.2 Allocation of 1,655,000 preferred shares.

3.1.2.1 Allocation of 655,000 Class A preferred shares which are to be offered and sold in foreign markets and/or in domestic markets to institutional investors or

investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission, and may be offered and sold in conjunction with subordinated bonds.

3.1.2.2 Allocation of 1,000,000 Class B preferred shares which are to be offered and sold in foreign markets and/or in domestic markets to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission, and may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

3.2 Allocation of 150,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the convertible bonds issued by the Bank pursuant to the resolution of the 6th ordinary shareholders meeting held on March 18, 1999 and offered for sale in 1999 as part of the Capital Augmented Preferred Securities by the Bank.

3.3 Issuance of subordinated bonds and/or unsubordinated bonds and/or perpetual bonds (both subordinated and unsubordinated perpetual bonds) and/or subordinated convertible bonds (together the "Bonds") by the Bank in the amount not exceeding US$ 3,000 million or its equivalent in other currencies to be offered for sale to general public and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission.

3.4 Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds as proposed for consideration under Clause 3.3 hereof.

3.5 Issuance of up to 200,000,000 units of warrants with the right to purchase ordinary shares with a maturity of not exceeding 10 years to be offered and sold in foreign and/or domestic markets to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements and/or to institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission.

3.6 Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants as proposed for consideration under Clause 3.5 hereof.

4. Resolved to convene the 11th ordinary shareholders meeting on April 9, 2004, starting at 16.00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 10th ordinary shareholders meeting held on April 11, 2003.
<u>Board recommendation</u> : That the minutes be approved.

(2) To acknowledge the reports on capital increase and the redemption and adjustment of CAPS.
<u>Board recommendation</u> : That the reports on capital increase and the redemption and adjustment of CAPS be acknowledged.

(3) To acknowledge the report on the results of operations for the year 2003 as presented in the annual report.

Board recommendation : That the report on the results of operations for the year 2003 be acknowledged.

(4) To acknowledge the report of the Audit Committee.
Board recommendation : That the report of the Audit Committee be acknowledged.

(5) To approve the balance sheet and income statement for the year 2003.
Board recommendation : That the audited balance sheet and income statement for the year 2003 that have been considered by the Audit Committee be approved.

(6) To approve the appropriation of the profit for the year 2003.
Board recommendation : That there should be no allocation of profit and no payment of dividends as the Bank has reported a retained loss as of December 31, 2003.

(7) To approve the compensation for the Bank's accumulated losses.
Board recommendation : That other reserve funds in the amount of Baht 63,266,975,948, legal reserve in the amount of Baht 11,544,800,000 and share premium reserve in the amount of Baht 25,775,746,339, respectively, be transferred in order to offset for the accumulated losses of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004.

(8) To elect director(s) in place of those retiring by rotation.
Board recommendation : That the 6 directors retiring by rotation, namely Mr. Chatri Sophonpanich, Mr. Piti Sithi-Amnuai, Mr. Charn Sophonpanich, Mr. Amorn Chandarasomboon, Mr. Thamnoon Laukaikul, and Mr. Prasong Uthaisangchai be re-elected to the Board, as proposed by the Nomination and Remuneration Committee.

(9) To appoint the auditors and determine the remuneration.
Board recommendation : That Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Miss Chongchitt Leekbhai, certified public accountant registration no. 2649, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no.3427, all of Deloitte Touche Tohmatsu Jaiyos, be appointed as the auditors with the remuneration in the amount of Baht 7,258,000, as recommended by the Audit Committee.

(10) To approve the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's Securities.
Board Recommendation : That the shareholders meeting approve the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's Securities and approve the proposed allocation of shares and issuance of various types of securities so that the resolutions on allocation of shares and issuance of various types of the Bank's securities shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation.

(11) Other Business.

5. Resolved that the share registration book be closed as from 12.00 hrs. of March 22, 2004 until the meeting is adjourned.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

Bangkok Bank
ธนาคารกรุงเทพ

February 26, 2004

Ref: SSD./REG. 0226/2004

Re: Notice of Resolutions of Meeting of the Board of Directors of Bangkok Bank Public Company Limited (the Bank) in respect of Redemption of Capital Augmented Preferred Securities (CAPS).

To: The President
The Stock Exchange of Thailand

Reference is made to CAPS issued and offered by the Bank on April 2, 1999 in the amount of Baht 46,000 Million, comprising Preferred Shares and Group 1 Subordinated Debentures totaling Baht 34,500 Million and Group 2 Subordinated Debentures which consist of 29 Subordinated Debentures totaling Baht 11,500 Million, under which the Bank is entitled to redeem all such securities as from April 2, 2004.

The Board of Directors of the Bank has passed the following resolutions on February 26, 2004:

1. Approved that the Bank adjust the Terms and Conditions of CAPS, following the approval which has been granted by the majority of the unit holders, for an amount that corresponds with the number of units held by unit holders who wish to continue to hold units of Bualuang Capital Augmented Preferred Securities Fund (Bualuang CAPS). At the date of the meeting, the unit holders granting approval for the adjustment represent 2,806,816,153 units which is 61.02% of all the units, and the unit holders who has approved of such adjustment has notified their intention to hold 1,752,960,000 units of Bualuang CAPS with the adjusted Terms and Conditions, and

2. Approved that CAPS be redeemed on April 2, 2004 in an amount which corresponds with the number of units of Bualuang CAPS held by unit holders who do not wish to continue to hold units of Bualuang CAPS, and

3. As the Bank has not received the resolutions of 100% of all the unit holders, which may be because some notices of votes cast have not reached the Registrar of the units, the number of units of the unit holders granting approval and notifying their intention to continue to hold unit as stated above may later be changed. The Bank will inform the Stock Exchange of Thailand of the exact number of units held by unitholders who have granted such approval and who have notified such intention at a subsequent date.

Please be advised accordingly.

Yours faithfully
Bangkok Bank Public Company Limited

(Mr. Chartsiri Sophonpanich)
President

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

February 27, 2004

BANGKOK BANK'S CAPS REDEMPTION

Bangkok Bank will redeem its Capital Augmented Preferred Securities (CAPS) on April 2, 2004. The value of the CAPS that will be redeemed at the option of the unit holders, is expected to be about Baht 28.5 billion.

CAPS unit holders were offered the option of having their investment units redeemed or of retaining their investment and accepting the revised conditions proposed by the Bank.

CAPS unit holders who voted in favor of retaining their investments under the revised conditions represented about 60 percent of the total CAPS outstanding. The amount of CAPS to be retained amounts to about Baht 17.5 billion.

After the partial redemption and refinancing of the CAPS, the Bank's pro forma Tier 1 capital ratio would be about 10.3 percent. Total capital adequacy ratio would stand at around 14.2 percent.

Bangkok Bank has also informed the Stock Exchange of Thailand (SET) that the Bank's board of directors has reviewed the previous resolutions for the allocation of shares and issuance of securities. The resolutions are broadly reaffirmed in line with the underlying principles, and adjusted in some details to reflect the current situation, the current expanded capital structure, and the retirement and maturity of certain securities.

The reaffirmation of these resolutions is procedural as a result of the new Securities and Exchange Commission of Thailand's (SEC) regulations which stipulate that such resolutions on the allocation of shares and issuance of securities can remain valid for only one year. However, the Bank does not have any capital raising plan at this time.

These resolutions will be submitted for approval to the annual shareholders' meeting on April 9, 2004.

Bangkok Bank will also request permission from shareholders to transfer reserves to cover the company's retained losses. This will enable Bangkok Bank to be in a position to legally consider dividend payments at a future date. Bangkok Bank is proscribed by law from paying dividends on its earnings in 2003 because of its retained losses.

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor. 111)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692